Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for January 2021

PANAMA CITY, Panama, Feb. 10, 2021 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for January 2021:

Operating Data	January	January	% Change
	2021	2020
Copa Holdings (Consolidated)
ASM (mm) (1)	979.5	2,168.6	-54.8%
RPM (mm) (2)	621.4	1,826.8	-66.0%
Load Factor (3)	63.4%	84.2%	-20.8p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Consolidated capacity (ASMs) came in 54.8% lower than January 2020, while passenger traffic (RPMs) decreased 66.0%, which resulted in a 63.4% load factor, 20.8 percentage points lower year over year.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CPA-G

CONTACT:
Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774